VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting of Shareholders to be held on November 17, 2021 at 7:00 pm (Israel Time) at 14 Einstein Street, Nes Ziona, 7403618, Israel

*** SPECIMEN ***
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposal 4, your shares will not be voted for Proposal 4.

Annual General Meeting of Shareholders Proxy Card - Enlivex Therapeutics Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

1. To re-elect the following persons to the Board of Directors, each to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified:

a. Shai Novik	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
b. Roger Pomerantz	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
c. Abraham Havron	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
d. Gili Hart	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
e. Sangwoo Lee	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
f. Brian Schwartz	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

2. To approve the grant of options to each of the Company's currently serving non-executive directors, as an equity bonus for 2021.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To approve the grant of options to Mr. Shai Novik, the Company's Executive Chairman, as an equity bonus for 2021 and a special financing equity bonus for 2021.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. To approve the grant of options to Dr. Oren Hershkovitz, the Company's Chief Executive Officer, as an equity bonus for 2021.

☐ FOR ☐ AGAINST ☐ ABSTAIN

DO YOU HAVE A "PERSONAL INTEREST" (AS DEFINED IN THE PROXY STATEMENT AND BELOW) WITH RESPECT TO THE SUBJECT MATTER OF PROPOSAL 4? (PLEASE NOTE: IF YOU DO NOT MARK EITHER "YES" OR "NO" YOU WILL BE DEEMED AS HAVING A PERSONAL INTEREST WITH RESPECT TO PROPOSAL 4 AND YOUR VOTE WILL NOT BE COUNTED FOR PURPOSES OF PROPOSAL 4).

☐ YES ☐ NO

(PROPOSALS CONTINUED ON BACK)

ENLIVEX THERAPEUTICS LTD.
Annual General Meeting of Shareholders
NOVEMBER 17, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

The form of Proxy and Proxy Statement are available online at https://materials.proxyvote.com/M4130Y

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us whether he, she or it has a "Personal Interest" in Proposal No. 4, as a condition for his, her or its vote to be counted with respect to such proposal. Votes cast on Proposal No. 4 will not be counted unless "YES" or NO" has been specified as to whether the shareholder has a "Personal Interest" with respect to such proposal.

Under the Israeli Companies Law, 1999, a "Personal Interest" of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. In the case of a person voting by proxy, "Personal Interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

5a. To approve the acceleration of the vesting of certain equity awards of Michel Habib and Bernhard Kirschbaum, such that the equity awards shall be become fully vested at the meeting.

☐ FOR ☐ AGAINST ☐ ABSTAIN

5b. To approve the extension of the post-termination exercise period of certain options of Michel Habib and Bernhard Kirschbaum, such that the options shall be exercisable during a period of three years from the date of termination of service as a director, subject to shareholder approval of the grant of the options at the meeting under Proposal 2.

☐ FOR ☐ AGAINST ☐ ABSTAIN

6. To approve the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company's independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company's Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

☐ FOR ☐ AGAINST ☐ ABSTAIN

ENLIVEX THERAPEUTICS LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Annual General Meeting of Shareholders to be held November 17, 2022

The undersigned shareholder of Enlivex Therapeutics Ltd. (the "Company") hereby appoints Ms. Shachar Shlosberger, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel on November 17, 2022, at 7:00 p.m. (Israel Time), and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

Date ______________ **Signature** ______________________________ **Signature, if held jointly** ______________________________

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999 90.00